SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of August 29, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                               Aviva plc
                                                               PO Box 89
                                                               Surrey Street
                                                               Norwich NR1 3DR



The Company Secretary
Marconi Corporation plc
4th Floor
Regents Place
338 Euston Road
London NW1 3BT


Dear Sir


MARCONI CORPORATION PLC (THE "COMPANY") - SEDOL 3280069

This notification supersedes our previous notification to you dated 18 July 2003 and is prompted by purchases totalling 3,790,000 on 28 August 2003.

This notification relates to issued ordinary shares of 5p each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 43,227,533 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix : Morley Fund Management Limited.

2.   Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 43,227,533 shares giving the Aviva group a total percentage interest in the shares of 4.32%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Aviva plc.

If you require further information as to which companies in the Aviva group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.


Yours faithfully


Margaret Watts
For and on behalf of
Aviva plc



The Company Secretary                                             29 August 2003
Marconi Corporation plc


APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS                                 NUMBER OF SHARES HELD

BNY Norwich Union Nominees Ltd                     15,551,986 (Material)
Chase GA Group Nominees Ltd                        17,420,128 (Material)
CUIM Nominees Ltd                                  10,255,419 (Material)


TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 4.32% ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 1,000,000,000


The Company Secretary                                             29 August 2003
Marconi Corporation plc


APPENDIX: AVIVA PLC

REGISTERED HOLDERS                                 NUMBER OF SHARES HELD

BNY Norwich Union Nominees Ltd                     15,551,986 (Material)
Chase GA Group Nominees Ltd                        17,420,128 (Material)
CUIM Nominees Ltd                                  10,255,419 (Material)


TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 4.32%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 1,000,000,000



END





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 29 August 2003